

Mail Stop 7010

September 6, 2007

<u>Via U.S. mail</u>

James A. Watt, Chief Executive Officer
Dune Energy, Inc.
Two Shell Plaza, 777 Walker Street, Suite 2450
Houston, Texas 77002

> **Re:** **Dune Energy, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 15, 2007**
> **File No. 333-145477**

Dear Mr. Watt:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you restated your consolidated financial statements for the year ended December 31, 2006 to restate your proved properties impairment expense and the supplemental oil and gas information related to the revision of the reserve report of your independent engineer for the correction of natural gas prices used in the calculation of year end reserves. In your amended 10-KSB, you revised your disclosure controls language to indicate that your controls were not effective and that you were, "[I]mplementing procedures whereby reports received from [y]our

outside consultants/advisors are more thoroughly reviewed." In your subsequent 10-Qs you have indicated that your controls are effective but have not discussed or described the procedures implemented subsequent to the 10-K/A. Please revise your Form 10-Q for the quarter ended March 31, 2007 to disclose in greater detail the nature of the material weakness disclosed in the Form 10-K/A. Disclose when the material weakness was identified, by whom it was identified and when the material weakness first began. In addition, please include a discussion of the procedures you implemented and disclose any material costs associated with such corrective actions. Further, revise the disclosure to explain how management has determined that your disclosure controls and procedures are now effective given the material weaknesses that were identified.

Risk Factors, page 11

2.   We note your risk factor on page 23 titled, "Holders of our common stock may experience dilution of their ownership interests due to the future issuance of additional shares of our common stock." Please expand this risk factor to include the risks relating to the large number of shares being resold in this offering and the fact that the number of shares being resold is greater than the current amount of shares of common stock currently outstanding. In addition, expand to discuss the reset provision and the Reset Threshold for the preferred stock, disclose the current market price of your common stock, and quantify the amount of common stock issuable upon conversion of the preferred stock if the reset were to occur today.

Selling Security Holders, page 28

3.   Your selling security holders table identifies a total of 188,730 shares of preferred stock and 63,076,686 shares of common stock being registered. The cover page of the prospectus, on the other hand, states that 216,000 shares of preferred stock and 82,555,866 are being registered. Please revise the selling security holders table to include all selling security holders and all shares being registered. Alternatively, if you are relying on Rule 430B to omit the identities of certain selling security holders, please provide us with an analysis of your qualification to use Rule 430B (including whether or not you are disqualified pursuant to Rule 430B(b)(iv)), and comply with all the requirements of Rule 430B.

4.   Please disclose the natural persons who exercise voting and/or investment power with respect to the securities to be offered for resale by each of the selling stockholders. We note that no natural person is provided for Natural Gas Partners VII, L.P. See Interpretation I.60 of the July 1997 manual of publicly available Corporation Finance telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the Corporation Finance telephone interpretation manual.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Madison at (202) 551-3296 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: J. Madison

Via facsimile
Matthew S. Cohen, Esq.
(212) 779-9928